United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				9,869,111	0.22%	0.22%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/30/23	450,000	81.47934	36,665,702.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/31/23	550,000	80.84078	44,462,428.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	04/03/23	420,000	79.75707	33,497,971.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/04/23	1,050,000	78.82849	82,769,914.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/05/23	763,300	76.58104	58,454,306.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/06/23	1,169,300	76.69364	89,677,873.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/10/23	758,100	77.87639	59,038,093.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/11/23	424,600	81.64661	34,667,152.00
Shares	VALE3	-	Executive Compensation Program - Matching	04/14/23	13,328	85.33000	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				15,441,083	0.34%	0.34%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				87,987,366	1.94%	1.94%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	03/30/23	450,000	15.92085	36,720,325.04
ADS	VALE	Santander Investment Securities Inc.	Buy	03/31/23	600,000	15.89429	48,449,612.63
ADS	VALE	Santander Investment Securities Inc.	Buy	04/03/23	408,604	15.70559	32,495,618.85
ADS	VALE	Santander Investment Securities Inc.	Buy	04/04/23	1,100,000	15.43424	86,182,040.57
ADS	VALE	Santander Investment Securities Inc.	Buy	04/05/23	653,195	15.11275	49,799,110.47
ADS	VALE	Santander Investment Securities Inc.	Buy	04/06/23	544,317	15.09121	41,633,051.07
ADS	VALE	Santander Investment Securities Inc.	Buy	04/10/23	744,531	15.30863	57,939,327.23
ADS	VALE	Santander Investment Securities Inc.	Buy	04/11/23	495,284	16.30170	40,473,204.74
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				92,983,297	2.05%	2.05%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 10, 2023		Head of Investor Relations